Exhibit 99.1

Notice of Special Meeting of Shareholders

and Management Information Circular

December 12, 2022

Table of Contents

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS		3
1	Notice of Meeting	3
1.1	Notice-and-Access	3
1.2	How to access the Meeting Materials	4
1.3	How to request a paper copy of the Meeting Materials	4
1.3.1	Before the Meeting	4
1.3.2	After the Meeting	4
1.4	Participating at the Meeting	4
1.5	Record Date	5
1.6	Questions	5
1.6.1	Registered shareholder	5
1.6.2	Non-registered shareholder	5
Management Information Circular		6
1	Notice-and-Access	7
1.1	How to access the Meeting Materials	7
2	Registered Shareholders and Non-Registered Shareholders	7
3	Voting	8
3.1	Voting by Proxy before the Meeting	8
3.2	Voting at the Meeting	8
4	Appointment of a Third Party as Proxy	8
5	Attending and Participating at the Meeting	9
6	Depositing Proxies	10
7	Revocation of Proxies	10
8	Exercise of Discretion by Proxy Holders	11
9	Voting Rights, Voting Shares and Principal Holders Thereof	11
9.1	Voting Rights and Voting Shares	11
9.2	Principal Holders of Securities	11
Business of the meeting		12
1	Share Consolidation	12
2	Other Information	15
2.1	Interest of Informed Persons and Others in Material Transactions	15
2.2	Interest of Certain Persons in Matters to be Acted Upon	15
2.3	Aggregate Indebtedness of Directors and Officers	15
2.4	Auditor, Transfer Agent and Registrar	16
2.5	Certain Tax Consequences of the Share Consolidation	16
2.6	Additional Information	19
2.7	Directors' Approval	19
3	Other Matters	19

Liminal BioSciences Inc.

Page | 2 Management Information Circular

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

1 Notice of Meeting

NOTICE IS HEREBY GIVEN that the Special Meeting of shareholders (the "Meeting") of Liminal BioSciences Inc. (the "Company", "Liminal BioSciences", “we” or “us”) will be conducted as a virtual only meeting via a live webcast on Friday, January 20, 2023 at 8:30 a.m. (Eastern time) at https://web.lumiagm.com/469778053. The purpose of the Meeting is to:

1 consider and, if deemed advisable, adopt a special resolution (the "Consolidation Resolution"), the full text of which is reproduced in Schedule "A" to the Management Information Circular, authorizing the board of directors of the Company (the "Board") to amend the articles of the Company to effect a consolidation of all of the issued and outstanding common shares of the Company (the "Common Shares"), on the basis of a consolidation ratio of ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share (the "Share Consolidation"), effective as at the discretion of the Board (for details, see subsection "Share Consolidation" under the "Business of the Meeting" section of the Management Information Circular); and

2 transact such other business as may properly be brought before the Meeting, or any reconvened meeting following its adjournment or postponement.

Shareholders are reminded to review the Management Information Circular carefully before voting because it has been prepared to help you make an informed decision.

1.1 Notice-and-Access

As permitted by Canadian securities regulators, you are receiving this notification as the Company has decided to use the "notice-and-access" mechanism for delivery to the shareholders of this notice of special meeting of shareholders, the Management Information Circular and other proxy-related materials (the "Meeting Materials"). Notice-and-access is a set of rules that allows issuers to post electronic versions of proxy-related materials online, via SEDAR and one other website, rather than mailing paper copies of such materials to shareholders. Under notice-and-access, shareholders still receive a proxy form or voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, shareholders receive a notice which contains information on how they may access the Meeting Materials online and how to request a paper copy. The use of notice-and-access will directly benefit the Company by substantially reducing its printing and mailing costs, is more environmentally friendly as it reduces paper use and provides more timely access to materials by shareholders.

1.2 How to access the Meeting Materials

Our Website www.liminalbiosciences.com under "Investors & Media"/ "Shareholder Information"	On SEDAR Sedar.com under the Company's profile	On EDGAR Sec.gov under the Company's profile

Liminal BioSciences

Management Information Circular Page | 3

1.3 How to request a paper copy of the Meeting Materials

1.3.1 Before the Meeting

If your name appears on a share certificate, you are considered as a "registered shareholder." You may request paper copies of the Meeting Materials at no cost to you by calling Computershare Investor Services Inc. ("Computershare") toll-free, within North America - 1-866-962-0498 or direct, from outside of North America – 514-982-8716 and entering your control number as indicated on your form of proxy.

If your Common Shares are listed in an account statement provided to you by an intermediary, you are considered as a "non-registered shareholder." You may request paper copies of the Meeting Materials from Broadridge at no cost to you up to one year from the date the Management Information Circular was filed on SEDAR through the Internet by going to www.proxyvote.com or by telephone at 1-877-907-7643 and entering the 16-digit control number located on the voting instruction form or notification letter and following the instructions provided.

Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares.

In any case, requests should be received at least five (5) business days prior to the proxy deposit date, which is set for January 18, 2023 at 8:30 a.m. (Eastern time), in order to receive the Meeting Materials in advance of the voting deadline and the Meeting date. To ensure receipt of the paper copy in advance of the voting deadline and Meeting date, we estimate that your request must be received no later than 8:30 a.m. (Eastern time) on January 11, 2023.

1.3.2 After the Meeting

By telephone at 1-888-959-4007 or online at https://liminalbiosciences.com/contact/. A copy of the Meeting Materials will be sent to you within ten (10) calendar days of receiving your request.

1.4 Participating at the Meeting

The Company is holding the Meeting as a virtual only meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with directors of the Company and management as well as other shareholders. Shareholders will not be able to attend the Meeting in person. The Company views the use of technology-enhanced shareholder communications as a method to facilitate individual investor participation, making the Meeting more accessible and engaging for all involved, by permitting a broader base of shareholders to participate in the Meeting, which is consistent with the goals of the regulators, stakeholders, and others invested in the corporate governance process. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/469778053 (meeting ID: 469-778-053). Non-registered shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the Meeting.

Liminal BioSciences

Page | 4 Management Information Circular

A shareholder who wishes to appoint a person other than the Company nominees identified on the form of proxy or voting instruction form to represent him, her or it at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the Company nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your shares, including if you are a non-registered shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/Liminal and provide Computershare with their proxyholder's contact information, so that Computershare may provide the proxyholder with a Username via email.

1.5 Record Date

The record date for determination of shareholders entitled to receive notice of and to vote at the Meeting is December 5, 2022. The deadline for receiving duly completed forms of proxy or voting instruction forms or a vote using the mail, the telephone or over the Internet is 8:30 a.m. (Eastern time) on January 18, 2023.

1.6 Questions

1.6.1 Registered shareholder

If you are a registered shareholder and have any questions regarding this notice, the notice-and-access mechanism or the Meeting, please contact Computershare by phone at 1-800-564-6253 (toll free in Canada and the United States) between 8:30 a.m. and 8:00 p.m. Eastern time or 514-982-7555 (international direct dial) or by email at service@computershare.com.

1.6.2 Non-registered shareholder

If you are a non-registered shareholder and have any questions regarding this notice or the Meeting, please call your intermediary. If you have any questions regarding the notice-and-access mechanism, please contact Broadridge Investor Communication Solutions by phone at 1-855-887-2244, or by email at noticeandaccess@broadridge.com.

By order of the Board of Directors,

(s) Marie Iskra

Marie Iskra

General Counsel and Secretary

Laval, Québec, this 12th day of December, 2022

Liminal BioSciences

Page | 5 Management Information Circular

Management Information Circular

Forward-Looking Statements

This Management Information Circular (the "Circular") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on Liminal BioSciences Inc.’s (the "Company," "Liminal BioSciences," "we" or "us") management’s beliefs and assumptions and on information currently available to the management. Without limiting the generality of the foregoing, words such as "may", "will", "expect", "believe", "anticipate", "intend", "could", "might", "would", "should", "estimate", "continue", "plan", "pursue", "seek", "project", "predict", "potential" or "targeting" or the negative of these terms, other variations thereof, comparable terminology or similar expressions, are intended to identify forward-looking statements. Forward-looking statements include, among other things, statements concerning: the resultant increase to the trading price of the common shares of the Company (the "Common Shares") from effecting the Share Consolidation (as defined below); the ancillary benefits of the Share Consolidation, including any potential increase in analyst coverage; the receipt of regulatory approval for the Share Consolidation; and the Company’s ability to regain compliance with The Nasdaq Capital Market’s (“Nasdaq”) Minimum Bid Price Requirement (as defined below). These statements are "forward-looking" because they are based on management’s current expectations about the markets we operate in and on various estimates, beliefs and assumptions as at the date of such statements.

Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. The factors that could cause actual results to differ materially from those described herein include, but are not limited to, risks associated with: the ability to resolve the Nasdaq listing deficiency and regain compliance with Nasdaq’s continued listing requirements; the ability of the Share Consolidation to increase or improve trading liquidity or expand the investor pool; the possibility of the Share Consolidation to result in some holders of Common Shares owning “odd lots” of Common Shares; and general changes in economic conditions. You will find a more detailed assessment of these risks and uncertainties related to the Share Consolidation under “Business of the Meeting – Share Consolidation – Risks of the Share Consolidation” below, and additional risks to the Company’s business that could cause actual events or results to materially differ from our current expectations discussed in more detail in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2021, as well as other filings and reports we may make from time to time. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this Circular even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

Important Information about the Meeting

This Circular is provided in connection with the solicitation of proxies by or on behalf of the management of the Company to all shareholders of the Company, for use at the Special Meeting of shareholders of the Company (the "Meeting") to be held on Friday, January 20, 2023 (or at any adjournment or postponement thereof), at the time and place and for the purposes set forth in the notice of meeting (the "Notice of Meeting"). The Meeting will be conducted in a virtual only format via a live webcast. Shareholders will not be able to attend the Meeting in person. The information contained in this Circular is given as at December 12, 2022, except as indicated otherwise. The solicitation will be made by mail but proxies may also be solicited personally or by telephone, by directors, officers or employees of the Company. The costs of the solicitation of proxies will be paid for by the Company.

In this Circular, unless otherwise specified or the context otherwise indicates, all amounts are expressed in Canadian dollars; reference to the singular shall include the plural and vice versa; the masculine shall include the feminine and vice versa.

Liminal BioSciences

Management Information Circular Page | 6

The Meeting will be held in a virtual only format conducted via live webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to attend the virtual Meeting online is provided below.

1 Notice-and-Access

As permitted by Canadian securities regulators, the Company has decided to use the "notice-and-access" mechanism for delivery to its shareholders of the Notice of Meeting, this Circular and other proxy-related materials (the "Meeting Materials"). Notice-and-access is a set of rules that allows issuers to post electronic versions of proxy-related materials online, via SEDAR and one other website, rather than mailing paper copies of such materials to shareholders. Under notice-and-access, shareholders still receive a proxy form or voting instruction form enabling them to vote at the Company's Meeting. However, instead of a paper copy of the Meeting Materials, shareholders receive a notice which contains information on how they may access the Meeting Materials online and how to request a paper copy. The use of notice-and-access will directly benefit the Company by substantially reducing its printing and mailing costs, is more environmentally friendly as it reduces paper use and provides more timely access to materials by shareholders.

1.1 How to access the Meeting Materials

Our Website www.liminalbiosciences.com under "Investors & Media"/ "Shareholder Information"	On SEDAR Sedar.com under the Company's profile	On EDGAR Sec.gov under the Company's profile

2 Registered Shareholders and Non-Registered Shareholders

Registered holders of Common Shares (referred to in this Circular as "registered shareholders") hold Common Shares registered in their names and such Common Shares are generally evidenced by a share certificate or direct registration statement.

However, most holders of Common Shares (referred to in this Circular as "Non-Registered Shareholders"), beneficially own their Common Shares through a depositary or nominee such as a trustee, financial institution or securities broker (referred to in this Circular as "intermediaries"). If your Common Shares appear on an account statement provided by your bank, broker or financial advisor, you are, in all likelihood, a Non-Registered Shareholder. Non-Registered Shareholders should carefully follow the instructions of their intermediaries to ensure that their Common Shares are voted at the Meeting in accordance with such shareholder's instructions.

3 Voting

3.1 Voting by Proxy before the Meeting

You may vote before the Meeting by completing your form of proxy or voting instruction form in accordance with the instructions provided therein. Non-Registered Shareholders should also carefully follow all instructions provided by their intermediaries to ensure that their Common Shares are voted at the Meeting.

Liminal BioSciences

Page | 7 Management Information Circular

The persons named in the form of proxy and voting instruction form, namely Bruce Pritchard and Alek Krstajic, are the Chief Executive Officer and the Chair of the board of directors of the Company, respectively. As further described herein, you may choose another person to act as your proxyholder, including someone who is not a shareholder of the Company, by inserting such person's name in the blank space provided in the form of proxy or voting instruction form. See "Appointment of a Third Party as Proxy."

On the form of proxy, you may indicate either how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular matter, then your proxyholder must vote your Common Shares accordingly. If you have not specified on the form of proxy how you want your Shares to be voted on a particular matter, then your proxyholder can vote your Common Shares as he or she sees fit.

3.2 Voting at the Meeting

Registered shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See "Attending and Participating at the Meeting."

Non-Registered Shareholders who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the Meeting. This is because the Company and its transfer agent do not have a record of the Non-Registered Shareholders of the Company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a Non-Registered Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See "Appointment of a Third Party as Proxy" and "Attending and Participating at the Meeting."

4 Appointment of a Third Party as Proxy

The following applies to shareholders who wish to appoint a person (a "third party proxyholder") other than the Company nominees set forth in the form of proxy or voting instruction form as proxyholder, including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a third party proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Common Shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to attend, participate or vote at the Meeting.

• Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person's name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a Non-Registered Shareholder located in the United States, you must also provide Computershare with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.

• Step 2: Register your proxyholder: To register a proxyholder, shareholders MUST visit http://www.computershare.com/Liminal by 8:30 a.m. (Eastern time) on January 18, 2023 and provide Computershare with the required proxyholder contact information, so that Computershare may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting.

Liminal BioSciences

Page | 8 Management Information Circular

If you are a Non-Registered Shareholder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading "Attending and Participating at the Meeting."

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under "Attending and Participating at the Meeting", you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from Non-Registered Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail or by courier to: http://www.computershare.com/Liminal (if by e-mail), or Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, must be labeled as "legal proxy" and received by no later than 8:30 a.m. (Eastern time) on January 18, 2023.

5 Attending and Participating at the Meeting

The Company is holding the Meeting in a virtual only format, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), shareholders must have a valid Username.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/469778053 (meeting ID: 469-778-053). Recommended internet browsers are Google Chrome, Firefox, Internet Explorer 11, Microsoft Edge and Safari. Such persons may then join the Meeting by entering a Username and Password before the start of the Meeting:

• Registered shareholders: The control number located on the form of proxy or in the email notification you received is the Username. The Password to the Meeting is "liminal2023" (case sensitive).

If, as a registered shareholder, you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will not be able to participate at the Meeting online.

• Duly appointed proxyholders: Computershare will provide the proxyholder with a Username by e-mail after the voting deadline has passed. The Password to the Meeting is "liminal2023" (case sensitive).

Only registered shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Non-Registered Shareholders who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See "Appointment of a Third Party as Proxy."

Liminal BioSciences

Page | 9 Management Information Circular

If you are a non-registered shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, you MUST also submit your legal proxy to Computershare. See "Appointment of a Third Party as Proxy."

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.

6 Depositing Proxies

Your proxy can be submitted to Computershare either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 8:30 a.m. (Eastern time) on January 18, 2023, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed Meeting.

If you have received a voting instruction form, you should carefully follow the instructions set out therein to ensure that your Common Shares are voted at the Meeting in accordance with your instructions. If you are a Non-Registered Shareholder, you should also carefully follow the instructions provided by your intermediary to ensure that your Common Shares are voted at the Meeting in accordance with your instructions.

7 Revocation of Proxies

If you are a registered shareholder, you may revoke your proxy at any time before it is acted upon in any manner permitted by law, including by stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to Computershare, no later than the last business day before the day of the Meeting. If as a registered shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will not be able to participate at the Meeting online.

If you are a Non-Registered Shareholder and wish to revoke previously provided voting instructions, you should follow carefully the instructions provided by your intermediary.

Unless otherwise indicated in this Circular, the form of proxy and the Notice of Meeting, shareholders shall mean registered holders.

8 Exercise of Discretion by Proxy Holders

The Common Shares in respect of which the persons are named in the enclosed form of proxy will be voted or withheld from voting, on any ballot that may be called for, in accordance with the instructions received and, where a choice is specified, will be voted accordingly. In the absence of such instructions, such Common Shares will be voted "FOR" of the matters set forth in the Notice of Meeting.

The enclosed form of proxy confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and other matters, which may properly be brought before the Meeting. At the date of this Circular, management is not aware of any such amendment or other matter to be presented for action at the Meeting. If such amendments, variations or other business are properly presented for action at the Meeting or at any adjournment or postponement thereof, the persons designated in the enclosed form of proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such amendment or matters.

Liminal BioSciences

Page | 10 Management Information Circular

9 Voting Rights, Voting Shares and Principal Holders Thereof

9.1 Voting Rights and Voting Shares

At the date of this Circular, 31,042,560 Common Shares were issued and outstanding, each carrying the right to one vote per Common Share. Except as hereinafter provided, at the Meeting, each holder of Common Shares shall be entitled to one vote for each such share registered in the holder's name on December 5, 2022 (the "record date").

The voting rights attached to the issued and outstanding Common Shares represent 100% of the aggregate voting rights attached to the Company's issued and outstanding securities.

The affirmative vote of a majority of not less than two-thirds (2/3) of the votes cast by the shareholders present in person or by proxy at the Meeting is required for the approval of the matter to be presented to shareholders at the Meeting.

9.2 Principal Holders of Securities

At the date of this Circular, to the knowledge of the Company's directors and officers, no person other than the person listed below beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than ten percent (10%) of the voting rights attached to the voting securities of the Company.

Name	Class of Securities	Number of Voting Securities	% of Common Shares Issued and Outstanding
Structured Alpha LP ("SALP")	Common Shares	19,876,129	64%

Liminal BioSciences

Page | 11 Management Information Circular

Business of the meeting

1 Share Consolidation

At the Meeting, shareholders will be asked to consider a special resolution (the "Consolidation Resolution"), authorizing the Board to amend the articles of the Company to effect a consolidation of all of the issued and outstanding Common Shares on the basis of a consolidation ratio of ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share (the "Share Consolidation"), effective as at the discretion of the Board, provided that effective date shall be before December 31, 2023 (the "Effective Time"). For illustrative purposes, if the Share Consolidation had been effected as of the date hereof, the number of Common Shares issued and outstanding would equal to approximately 3,104,256 Common Shares after giving effect to the Share Consolidation without taking into account the impact of any adjustments required as a result of the treatment of fractional shares.

Background for the Share Consolidation

The Common Shares are listed under the symbol "LMNL" on Nasdaq. For the Common Shares to continue trading on Nasdaq, the Company must comply with various listing standards, including that the Common Shares maintain a minimum bid price of US$1.00 per share, as set forth in Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Price Requirement").

As previously disclosed, on March 4, 2022, the Company was notified by the Listing Qualifications Department of Nasdaq (the "Nasdaq Notice") that the closing price of the Common Shares for the 30 consecutive Business Day period from January 20, 2022 to March 3, 2022 did not meet the Minimum Bid Price Requirement. The Nasdaq Notice has no effect on the listing of the Common Shares at this time, and the Common Shares continue to trade on Nasdaq under the symbol "LMNL". On September 6, 2022, the Company transferred its Common Shares from The Nasdaq Global Market to Nasdaq, as allowed under Listing Rule 5810(c)(3)(A). In connection with the transfer, Nasdaq granted the Company a second period of 180 calendar days, or until February 27, 2023, to regain compliance with the Minimum Bid Price Requirement. Such compliance may be achieved through the Share Consolidation or, if at any time prior to February 27, 2023, the closing bid price of the Common Shares is at least US$1.00 for a minimum of ten (10) consecutive Business Days.

If the Company does not regain compliance prior to February 27, 2023, the Common Shares will be delisted from Nasdaq, but the Company will have the option to request a hearing to appeal the delisting determination and request additional time to regain compliance with the Minimum Bid Price Requirement. There can be no assurance that such an appeal, if made, will be granted by Nasdaq.

The Board believes it is in the best interests of the Company and its shareholders to consolidate the Common Shares in order to (i) regain compliance with the Minimum Bid Price Requirement, and (ii) improve the ability for institutional investors to purchase Common Shares of the Company. The Board also believes that it is in the best interests of the Company and the shareholders to reduce the number of outstanding Common Shares by way of the Share Consolidation, because, among other things, it will enable those whose interest in Common Shares is less than 7.5 pre-consolidation Common Shares, therefore having an amount of Common Shares that is practically untradeable, to receive a return of capital in consideration for the cancellation of their Common Shares.

The Company also anticipates that the Share Consolidation may result in certain additional ancillary benefits. Achieving a higher market price for the Common Shares through the Share Consolidation could enhance the Company's comparability against its peers on per share metrics, as well as minimizing price volatility of the Common Shares. The Share Consolidation could also attract investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price. The Share Consolidation may also increase interest from analysts and brokers as policies governing analysts and brokers may discourage following or recommending companies with lower stock prices. In addition, brokerage houses and institutional investors may have internal policies and practices that either prohibit them from investing in lower-priced stocks or tend to discourage individual brokers from recommending lower-priced stocks to their customers, in part because processing of trades in lower-priced stocks may be economically unattractive.

Liminal BioSciences

Management Information Circular Page | 12

If the Share Consolidation would otherwise result in a person with an interest in Common Shares being entitled to less than one (1) post-consolidation Common Share following the Share Consolidation under the Consolidation Resolution:

(i) in the event that a shareholder would be entitled to receive a fractional Common Share after the Consolidation that is equivalent to less than 75% of a whole post-consolidation Common Share, the Company intends, pursuant to the Consolidation Resolution, to buy the fraction and send payment to the holder (except for amounts of C$5 or less, which shall be retained for the benefit of the Company). The price to be paid for a fraction will be based on the average closing price of the Common Shares on the Nasdaq for the five trading days immediately prior to the Effective Time (the "Average Closing Price") and shall result in payment for each whole pre-consolidation Common Share held prior to the Share Consolidation which together constitute the fraction; or

(ii) in the event that a shareholder would be entitled to receive a fractional Common Share after the Share Consolidation that is equivalent to 75% or more of a whole post-consolidation Common Share, the Company intends, pursuant to the Consolidation Resolution, to round up to one whole Common Share.

If the Share Consolidation would otherwise result in a person with an interest in Common Shares being entitled to post-consolidation Common Share(s) and to fractional post-consolidation Common Share(s):

(i) in the event that a shareholder would be entitled to receive a fractional Common Share after the Share Consolidation that is equivalent to less than 75% of a whole post-consolidation Common Share, the Company intends, pursuant to the Consolidation Resolution, to buy the fraction and send payment to the holder (except for amounts of C$5 or less, which shall be retained for the benefit of the Company). The price to be paid for a fraction will be based on the Average Closing Price and shall result in payment for each whole pre-consolidation Common Share held prior to the Share Consolidation (other than the pre-consolidation Common Shares consolidated into post- consolidation Common Shares) which together constitute the fraction; or

(ii) in the event that a shareholder would be entitled to receive a fractional Common Share after the Share Consolidation that is equivalent to 75% or more of a whole post-consolidation Common Share, the Company intends, pursuant to the Share Resolution, to round up to one whole Common Share.

Although shareholder approval for the Share Consolidation is being sought at the Meeting, the Share Consolidation would become effective at a future date to be determined by the Board, in its sole discretion, if and when it is considered to be in the best interest of the Company to implement the Share Consolidation. The Board may determine not to implement the Share Consolidation at any time after the Meeting without further action on the part of or notice to the shareholders.

If the proposed Share Consolidation is approved by the shareholders and all regulatory requirements are complied with, and it is implemented by the Board, following the announcement by the Company of the effective date of the Share Consolidation, registered shareholders will be sent a letter of transmittal by the Company's transfer agent, Computershare Trust Company of Canada, containing instructions on how to exchange their share certificates representing pre-consolidation Common Shares for new share certificates representing post-consolidation Common Shares. Non-registered shareholders holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Share Consolidation than those that will be put in place by the Company for the registered shareholders. If you hold your Common Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

Following the completion of the Share Consolidation, the Common Shares will continue to be listed on Nasdaq under the symbol "LMNL". Pre-consolidation voting rights and other rights of the shareholders will not be affected by the Share Consolidation, other than as a result of the disposition of fractional Common Shares.

Liminal BioSciences

Page | 13 Management Information Circular

Risks of the Share Consolidation

No Guarantee of an Increased or Improved Trading Liquidity

Reducing the number of issued and outstanding Common Shares through the Share Consolidation is intended, absent other factors, to increase the per-share trading price of the post-consolidation Common Shares. However, the trading price of the Common Shares will also be affected by the Company’s financial and operational results, financial position, including liquidity and capital resources, industry conditions, the market's perception of its business and other factors, which are unrelated to the number of Common Shares outstanding. Accordingly, the market price of our Common Shares might not exceed or remain higher than the market price prior to the Share Consolidation.

Having regard to these other factors, there can be no assurance that the trading price of the Common Shares will increase following the implementation of the Share Consolidation, or that such trading price will be maintained for any period of time. As such, there can be no assurance that the implementation of the Share Consolidation will, in and of itself, guarantee the Company’s ability to regain compliance with the Minimum Bid Price Requirement, or maintain its listing of the Common Shares on Nasdaq. While the Share Consolidation could bring us back into compliance with the continued listing requirements of Nasdaq, there can be no assurance that any increase in the market price of our Common Shares resulting from the Share Consolidation, if implemented, would be sustainable.

Although the Company also believes that establishing a higher trading price for the Common Shares could increase investment interest for the Common Shares by potentially expanding the pool of investors that may consider investing, there is no assurance that (i) implementing the Share Consolidation will achieve this result or (ii) that the Share Consolidation will result in a per share market price that attracts institutional investors or investment funds, or that such price would satisfy the investing guidelines of institutional investors or investment funds.

Further, if the Share Consolidation is implemented and the trading price of the Common Shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would have occurred if the Share Consolidation had not been implemented. Both the Company’s total market capitalization and the adjusted trading price of the Common Shares following the Share Consolidation may be lower than they were before the Share Consolidation took effect. The decreased number of Common Shares outstanding after the Share Consolidation is implemented could adversely affect the liquidity of the Common Shares.

Shareholders May Hold Odd Lots Following the Share Consolidation

The Share Consolidation may result in some holders of Common Shares owning "odd lots" of fewer than 100 Common Shares on a post-consolidation basis. Odd lot Common Shares may be more difficult to sell, or may attract greater transaction costs per Common Share to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in "round lots" of even multiples of 100 Common Shares. If the Share Consolidation results in a substantial number of holders of Common Shares holding an odd lot of Common Shares, it could adversely affect the liquidity of the Common Shares.

Approval of the Share Consolidation

To be effective, the Canada Business Corporations Act (the "CBCA") requires that the Consolidation Resolution be approved by a special resolution of the shareholders, being a majority of not less than two-thirds (2/3) of the votes cast by shareholders present in person or by proxy at the Meeting. If the Company obtains shareholder approval, the Consolidation Resolution would be valid until December 31, 2023.

The full text of the Consolidation Resolution approving the proposed Share Consolidation is attached to this Circular as Schedule "A".

Liminal BioSciences

Page | 14 Management Information Circular

The Board believes that the proposed Share Consolidation is in the best interest of the Company and its shareholders and unanimously recommends that shareholders vote "FOR" the Consolidation Resolution. Unless instructed to vote against in the accompanying Form of Proxy, it is the intention of the persons named therein to vote the Common Shares represented thereby "FOR" the Consolidation Resolution.

2 Other Information

2.1 Interest of Informed Persons and Others in Material Transactions

Prior Indebtedness

On April 23, 2019, we completed transactions pursuant to a debt restructuring agreement with SALP and certain of our subsidiaries, (the "Restructuring Agreement"). Upon execution of the Restructuring Agreement, (i) SALP acquired 15,050,312 of our common shares at a price per common share of $15.21 for a total purchase price of $228.9 million, which was satisfied by the cancellation of outstanding indebtedness in such amount owed by us to SALP, and (ii) certain warrants to purchase our common shares held by SALP were amended and replaced with new warrants exercisable for 168,735 common shares at an exercise price of $15.21 per share ("New Warrants").

In connection with the Restructuring Agreement, in the event that SALP owns less than a majority of our issued and outstanding Common Shares, SALP was granted the right to (i) nominate the number of directors to our board of directors that represents the same percentage of the total number of directors to be elected as the percentage of our issued and outstanding Common Shares owned by SALP at the record date for the applicable meeting of our shareholders, and (ii) nominate two directors to the Board for so long as it owns at least 10% of our issued and outstanding Common Shares. Our directors, Alek Krstajic and Eugene Siklos were nominated pursuant to this right.

We also entered into a consolidated loan agreement with SALP on April 23, 2019, as subsequently amended, relating to future indebtedness secured against our assets, (the "Consolidated Loan Agreement"). Under the Consolidated Loan Agreement, as amended, we had a non-revolving $75.0 million secured line of credit (the "LOC"), which was reduced to $29.1 million in November 2019. In September 2020, we drew down the available balance of $29.1 million under the LOC. The principal amount of $29.1 million borrowed under the LOC was bearing a stated interest of 10%, payable quarterly, and had a maturity date of April 23, 2024.

We also granted SALP a right to receive low single-digit royalties on future revenues relating to patents existing as of the date of the agreement of certain compounds and analogues. The obligation under this royalty agreement was secured by all of our assets.

In February 2022, we repaid our debt of $39.1 million to SALP, in full, using cash on hand. The loan repayment terminated the Company's creditor relationship with SALP, and resulted in the Company saving total interest payments of $9.1 million, termination of the loan agreement, release of security interests over all of our secured assets, including intellectual property, termination of the royalty stream agreement entered with SALP, and the cancellation of the 168,735 warrants issued pursuant to the restructuring agreement.

2.2 Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed elsewhere in this Circular, no person or company who is, or at any time during the financial year ended December 31, 2021, was, one of our directors, director nominees, executive officers or any associates or affiliates of these persons has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

2.3 Aggregate Indebtedness of Directors and Officers

As at the date of this Circular, the Company had not made any loans to officers, directors, employees or former officers, directors and employees of the Company or any of its subsidiaries.

Liminal BioSciences

Page | 15 Management Information Circular

2.4 Auditor, Transfer Agent and Registrar

The Company’s external auditors are PricewaterhouseCoopers LLP, located at located at 18 York St Suite 2600 Toronto, Ontario, M5J 0B2.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.

2.5 Certain Tax Consequences of the Share Consolidation

Certain Canadian Federal Income Tax Consequences of the Share Consolidation

The following summary describes certain Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act") generally applicable to a holder of Common Shares whose Common Shares are consolidated pursuant to the Share Consolidation and who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, holds its Common Shares as capital property and deals at arm’s length and is not affiliated with the Company (a "Holder"). Generally, the Common Shares will be considered to be capital property to a Holder provided the Holder does not hold the Common Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Holders that might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have their Common Shares and all other "Canadian securities" (as defined in the Tax Act) owned in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) ("Tax Proposals") before the date of hereof, and the current published administrative policies and assessing practices of the Canada Revenue Agency ("CRA"). No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

The following portion of the summary does not apply to a Holder: (i) that is a "financial institution" as defined for purposes of the Tax Act; (ii) that is a "specified financial institution" as defined for purposes of the Tax Act; (iii) to which the "functional currency" reporting rules in section 261 of the Tax Act apply; (iv) an interest in which is a "tax shelter investment" as defined for purposes of the Tax Act; (v) that is a corporation that is, or becomes as part of a transaction or event or a series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident corporation for the purpose of the foreign affiliate dumping rules in section 212.3 of the Tax Act; or (vi) that has entered into or will enter into, in respect of the Common Shares, a "synthetic disposition arrangement" or a "derivative forward agreement" for the purposes of the Tax Act. Such Holders should consult their own tax advisors.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be expressed in Canadian dollars (including adjusted cost base and proceeds of disposition). For purposes of the Tax Act, amounts denominated in a foreign currency generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors as to the tax consequences in their particular circumstances.

Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act, is or is deemed to be resident in Canada (a "Canadian Holder").

Liminal BioSciences

Page | 16 Management Information Circular

A Canadian Holder will not realize a capital gain or a capital loss as a result of the Share Consolidation, other than with respect to the fractional share bought by the Company.

Immediately after the Share Consolidation but before the disposition of any fractional share as described above, the aggregate adjusted cost base to a Canadian Holder of all its Common Shares (including any fractional share issued as a result of the Share Consolidation) will be the same as it was immediately before the Share Consolidation.

A Canadian Holder whose fractional share will be disposed of following the Share Consolidation as described above will be considered to have disposed of such fractional share at the time of such disposition and will realize a capital gain (or a capital loss) to the extent that the cash received for the fractional share, net of reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such fractional share to the Canadian Holder. Generally, one-half of any capital gain (taxable capital gain) realized must be included in income and one-half of any capital loss (allowable capital loss) realized may be deducted against taxable capital gains, in accordance with the detailed provisions of the Tax Act.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada (including as a consequence of an applicable income tax treaty or convention) and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules which are not discussed in this summary may apply to a non-resident insurer carrying on business in Canada and elsewhere.

A Non-Resident Holder will not realize a capital gain or a capital loss as a result of the Share Consolidation. To the extent a Non-Resident Holder will dispose of a fractional share, the Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares unless such Common Shares constitute "taxable Canadian property" of the Non-Resident Holder for purposes of the Tax Act at the time of the disposition. Generally, Common Shares will not constitute taxable Canadian property of a Non-Resident Holder at the time of their disposition provided that (i) at that time the shares of Common Shares were listed on a "designated stock exchange" (as defined in the Tax Act), which includes the NASDAQ, and (ii) at no time during the 60-month period immediately preceding that time was it the case that both (A) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, a partnership in which the Non-Resident Holder or a non-arm’s length person holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with all such persons or partnerships, owned 25% or more of the issued shares of any class of the Company, and (B) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (both as defined in the Tax Act), and options in respect of, or interests in, or for civil law, rights in, any such properties, whether or not the property exists. Notwithstanding the foregoing, Common Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act. The income tax treatment of any such capital gain or capital loss is discussed further above.

Liminal BioSciences

Page | 17 Management Information Circular

Certain U.S. Federal Income Tax Consequences of the Share Consolidation

The following discussion is a general summary of certain U.S. federal income tax consequences of the Share Consolidation that may be relevant to holders of Common Shares, and is limited to holders that hold such Common Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof, all of which may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences that may differ from those discussed below. The Company will not request any rulings from the Internal Revenue Service ("IRS") on the tax consequences described below. The IRS or a U.S. court might reach a contrary conclusion with respect to the issues addressed herein if the matter were contested. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to such holders in light of their particular circumstances or to holders that may be subject to special tax rules, including, without limitation: (i) banks, insurance companies or other financial institutions; (ii) tax-exempt organizations; (iii) retirement plans, individual plans, individual retirement accounts and tax-deferred accounts; (iv) dealers in securities, currency or commodities; (v) regulated investment companies or real estate investment trusts and shareholders of such entities; (vi) S corporations, partnerships (or other flow-through entities for U.S. federal income tax purposes) and their owners, partners or members; (vii) traders in securities; (viii) persons whose "functional currency" is not the U.S. dollar; (ix) persons holding Common Shares as a position in a hedging transaction, "straddle," "conversion transaction," "constructive sale," "wash sale," "synthetic security" or other integrated or risk reduction transaction; (x) persons who acquire Common Shares in connection with employment or other performance of services; (xi) corporations that accumulate earnings to avoid U.S. federal income tax; (xii) certain former U.S. citizens or long-term residents of the United States; and (xiii) Non-U.S. Holders (as defined below) that are controlled foreign corporations or passive foreign investment companies. In addition, this summary does not address the tax consequences arising under the laws of any non-U.S. or U.S. state or local jurisdiction, the special tax accounting rules under Section 451(b) of the Code, the alternative minimum tax, the Medicare contribution tax on net investment income, or U.S. federal tax consequences other than federal income taxation (such as the estate and gift tax consequences).

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

For purposes of the discussion below, a "U.S. Holder" is a beneficial owner (other than a partnership) of Common Shares that for U.S. federal income tax purposes is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or an entity classified as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, the administration of which is subject to the primary supervision of a U.S. court and as to which one or more "U.S. persons" (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or that has a valid election in effect to be treated as a U.S. person. A "Non-U.S. Holder" is a beneficial owner of Common Shares that is an individual, corporation, estate or trust that is not a U.S. Holder.

Liminal BioSciences

Page | 18 Management Information Circular

U.S. Holders

The Share Consolidation should constitute a "recapitalization" for U.S. federal income tax purposes. As a result, a U.S. Holder generally should not recognize income, gain or loss upon the Share Consolidation, except as set forth below with respect to fractional shares. A U.S. Holder’s aggregate tax basis in the Common Shares received pursuant to the Share Consolidation (possibly excluding the portion of any Common Share representing a rounding up in lieu of cashing out a fractional share (each, a “Round-Up Fractional Share”)) should equal the aggregate tax basis of the Common Shares surrendered, and such U.S. Holder’s holding period in the Common Shares received (possibly excluding Round-Up Fractional Shares) should include the holding period in the Common Shares surrendered. Holders of Common Shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such Common Shares.

A U.S. Holder generally should recognize income, gain or loss upon the Share Consolidation only to the extent of (x) the difference between (i) the amount of cash distributable to such U.S. Holder on account of any fractional Common Share bought by the Company from such U.S. Holder (regardless of whether such amount is actually distributed or, for amounts of C$5 or less, retained for the benefit of the Company) and (ii) the amount described in clause (ii) of the first sentence of the next paragraph. Such gain or loss generally should be long- or short-term capital gain or loss, depending on the U.S. Holder’s holding period in the fractional Common Shares, determined in accordance with the following paragraph. Any net proceeds from such disposition that are not distributed to a U.S. Holder, other than amounts withheld and remitted to the Internal Revenue Service or other taxing authority on behalf of such U.S. Holder, should be treated as additional capital contributed by such U.S. Holder to the Corporation.

A U.S. Holder’s aggregate tax basis in the Common Shares received pursuant to the Share Consolidation (possibly excluding Round-Up Fractional Shares) should equal (i) the aggregate tax basis of the Common Shares surrendered, reduced by (ii) the pro rata portion of such tax basis allocable to any fractional Common Share bought by the Company and increased by (iii) the amount of any cash deemed received but not distributed to such U.S. Holder on account of such disposition, other than any portion of any such amount that is withheld and remitted to a taxing authority on behalf of such U.S. Holder. Such U.S. Holder’s holding period in the Common Shares received (possibly excluding Round-Up Fractional Shares) should include the holding period in the Common Shares surrendered, except that any amount treated as a new capital contribution to the Corporation by a U.S. Holder generally will result in a new holding period in a portion of such U.S. Holder’s Common Shares.

The U.S. federal income tax treatment of the receipt of Round-Up Fractional Shares is unclear. The IRS may take the position that the receipt of Round-Up Fractional Shares results in a distribution, that it results in income or gain, or that no income or gain is recognized. Each of these characterizations would have different basis and holding period consequences with respect to the Round-Up Fractional Shares. Any income or gain recognized should not exceed the excess of the fair market value of such full share over the fair market value of the fractional share to which such stockholder was otherwise entitled. Stockholders are urged to consult their own tax advisors as to the possible tax consequences of receiving a Round-Up Fractional Share in the Share Consolidation.

Holders of Common Shares, particularly Common Shares acquired on different dates and at different prices, should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares, and the effect of the various holding periods on the character of the gain or loss described above.

Non-U.S. Holders

Non-U.S. Holders that exchange Common Shares pursuant to the Share Consolidation generally should not be subject to U.S. tax on such exchange.

Liminal BioSciences

Page | 19 Management Information Circular

2.6 Additional Information

The Company is a reporting issuer under the securities acts of all provinces of Canada and is required to file financial statements and management information circulars with the various securities commissions in such provinces. The Company also files an annual information form annually with such securities commissions. Financial information is provided in the Company's comparative financial statements and Management's Discussion and Analysis for its most recently completed financial year. Copies of the Company's latest annual information form, latest audited financial statements, interim financial statements filed since the date of the latest audited financial statements, latest Management's Discussion and Analysis, and latest management information circular may be obtained upon request or under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov in the United States. Requests should be addressed to the Secretary of the Company at 440 Armand-Frappier Blvd., Suite 300, Laval, Québec, H7V 4B4 (Telephone: 450-781-0115 or Fax: 450-781-4457). The Company may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Company. Additional information relating to the Company may be found under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2.7 Directors' Approval

The Board has approved the content of this Circular including any attached schedules and the sending of it to each shareholder entitled to receive the Notice of the Meeting, to each director and to the auditors of the Company.

(s) Marie Iskra

Marie Iskra

General Counsel and Secretary

Laval, Québec, December 12, 2022.

3 Other Matters

Management is not aware of any matters to be brought before the Meeting other than those set forth in the Notice accompanying this Circular.

Liminal BioSciences

Page | 20 Management Information Circular

Schedule "A"

Share Consolidation

"BE IT RESOLVED, AS A SPECIAL RESOLUTION:

1 THAT pursuant to the Canada Business Corporations Act (the "CBCA"), the articles of the Company be amended to consolidate all of the issued and outstanding common shares of the Company (the "Common Shares"), on the basis of a consolidation of ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share (the "Share Consolidation"), effective as at the discretion of the board of directors of the Company (the "Board");

2 THAT the date of completion of the Share Consolidation shall be determined at the discretion of the Board, provided that such date shall be before December 31, 2023 (the "Effective Time");

3 THAT pursuant to the CBCA, the articles of the Company be amended to allow the cashing out of fractional post-consolidation Common Shares;

4 THAT where the Share Consolidation would result in a shareholder of the Company being entitled to a fractional Common Share that is equivalent to less than 75% of a whole post-consolidation Common Share, the holder shall be entitled to receive in exchange for such fractional post-consolidation Common Shares a cash payment equal to the number of pre-consolidation Common Shares held by such holder multiplied by the average closing price of the pre-consolidation Common Shares on The Nasdaq Capital Market for the five trading days immediately prior to the Effective Time, except for amounts of C$5 or less, which shall be retained for the benefit of the Company, such payment to be made on presentation and surrender to the Company for cancellation of the certificate or certificates representing the issued and outstanding pre-consolidation Common Shares or an affidavit of loss in lieu thereof;

5 THAT where the Share Consolidation would result in a shareholder of the Company being entitled to a fractional Common Share that is equivalent to 75% or more of a whole post-consolidation Common Share, the number of post-consolidation Common Shares issued to such shareholder shall be rounded up to the nearest whole number of Common Shares;

6 THAT any certificates representing a number of pre-consolidation Common Shares that is less than the ratio for the Share Consolidation immediately prior to the record date for the Share Consolidation set by the Board that have not been surrendered, with all other required documentation, on or prior to the sixth anniversary of such date, will cease to represent a claim or interest of any kind or nature against the Company or the Company’s registrar and transfer agent, Computershare Trust Company of Canada;

7 THAT the Board be and it is hereby authorized to revoke, without further approval of the shareholders, this special resolution at any time prior to the completion thereof, notwithstanding the approval by the shareholders of same, if determined, in the Board' sole discretion to be in the best interest of the Company; and

8 THAT any director or officer be and is hereby authorized and directed to execute on behalf of the Company, and to deliver or to cause to be delivered all such documents, agreements and instruments, including articles of amendment, and to do and to cause to be done all such other acts or things as he shall determine to be necessary or desirable to carry out the intent of this special resolution."

Liminal BioSciences

Management Information Circular Page | 21

Liminal BioSciences

Management Information Circular Page | 22